UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2016

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                     No  ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Market legislation, hereby communicates the following:

RELEVANT INFORMATION

Further to the relevant information dated 15th and 28th October, 2016, BBVA hereby communicates that the trading period of the rights of free allocation of the capital increase to be charged to voluntary reserves resolved by the Annual General Shareholders’ Meeting of BBVA held on 11th March, 2016, under section 3.2 of agenda item three, and executed by BBVA’s Board of Directors, at its meeting held on 28th September, 2016, for the implementation of the shareholders remuneration system called “Dividend Option”, ended on 17th October, 2016.

During the period set for that purpose, and after the settlement of the relevant trading orders, holders of 12.15% of the rights of free allocation have exercised BBVA’s undertaking to acquire such rights of free allocation. Consequently, BBVA has acquired 787,374,942 rights for a total consideration of 62,989,995.36 Euro. BBVA has waived the rights of free allocation so acquired.

Holders of the remaining 87.85% of the rights of free allocation have opted to receive new BBVA ordinary shares. Thus, the definitive number of BBVA ordinary shares of 0.49 Euro of par value to be issued in the capital increase to be charged to voluntary reserves is 86,257,317 and the aggregate nominal value of the capital increase is 42,266,085.33 Euro.

It is expected that the new shares will be admitted to trading on the Spanish Stock Exchanges, through the Spanish SIBE (Sistema de Interconexión Bursátil Español) electronic trading platform (Mercado Continuo), on 25th October, 2016, so that ordinary trading of such shares on the Spanish Stock Exchanges will commence on 26th October, 2016, all subject to the granting of the relevant authorizations. Admission to listing of the new shares (including American Depositary Shares underlying new shares) in the rest of stock exchanges where BBVA’s shares are traded will also be requested.

Madrid, 19th October, 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: October 19, 2016

	By:	/s/ Erik Schotkamp
Name: Erik Schotkamp
Title: Capital and Funding Management Director